EXHIBIT 99.1

Auris Medical Holding AG

Invitation to the Extraordinary General Meeting of Shareholders

on January 17, 2019 in Zug

(English agenda starting from page 2 et seq.)

Auris Medical Holding AG

Einladung zur Ausserordentlichen Generalversammlung

am 17. Januar 2019 in Zug

(Deutscher Einladungstext auf Seite 5 ff.)

Invitation to the Extraordinary General Meeting of Shareholders of

Auris Medical Holding AG (the “Company”)

Date:	January 17, 2019, 9:00am CET (doors open at 8:30am CET)

Place:	Reichlin Hess Attorneys-at-law, Hofstrasse 1A, 6300 Zug, Switzerland

Agenda

Agenda Item 1: Changes to the Articles of Association

1.1	Increase of the Authorized Share Capital

The Board of Directors proposes to increase the authorized share capital from CHF 22,580.26 by up to CHF 303,542.40 to a maximum of CHF 326,122.66, and to amend Article 3a para. 1 of the Articles of Association to read as follows:

Article 3a Authorized Capital

The Board of Directors is authorized at any time until 16 January 2021 to increase the share capital by a maximum aggregate amount of CHF 326,122.66 through the issuance of not more than 16,306,133 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.02 each.

Except as stated above, the provisions on authorized share capital remain unchanged.

Note that the figures/numbers mentioned herein are based on the amount of the share capital registered in the commercial register as of the date of this invitation, i.e. CHF 652,245.34. As the proposal is to increase the amount of the authorized share capital such that it will correspond to almost 50% of the share capital registered in the commercial register on January 17, 2019, the proposed amount of the increase of the authorized capital shown above remains subject to changes/adjustments to reflect possible changes of the registered share capital due to increases of the Company’s share capital between the date of this invitation and January 17, 2019.

Explanation: The proposed increase of the authorized share capital allows for increasing the Company’s financial flexibility in the funding of its future development. The authorization to increase the share capital will remain valid for two years.

1.2	Increase of the Conditional Share Capital for Financing Purposes

The Board of Directors proposes to increase the conditional share capital for financing purposes from CHF 175,203.50 by up to CHF 118,306.90 to a maximum of CHF 293,510.40, and to amend Article 3b para. 1 of the Articles of Association to read as follows:

Article 3b Conditional Share Capital for Financing Purposes

The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 293,510.40 through the issuance of not more than 14,675,520 registered shares, with a nominal value of CHF 0.02 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.

Except as stated above, the provisions on conditional share capital for financing purposes remain unchanged.

Note that the figures/numbers mentioned herein are based on the amount of the share capital registered in the commercial register as of the date of this invitation, i.e. CHF 652,245.34. As the proposal is to increase the amount of the conditional share capital for financing purposes such that it will correspond to almost 45% of the share capital registered in the commercial register on January 17, 2019, the proposed amount of the increase of the conditional share capital for financing purposes capital above remains subject to changes/adjustments to reflect possible changes of the registered share capital due to increases of the Company’s share capital between the date of this invitation and January 17, 2019.

Explanation: The proposed increase of the conditional share capital for financing purposes allows for increasing the Company’s financial flexibility in the funding of its future development.

1.3	Increase of the Conditional Share Capital for Equity Incentive Plans

The Board of Directors proposes to increase the conditional share capital for equity incentive plans from CHF 18,300.00 by up to CHF 14,312.26 to a maximum of CHF 32,612.26, and to amend Article 3b para. 1 of the Articles of Association to read as follows:

Article 3b Conditional Share Capital for Equity Incentive Plans

The Corporation’s share capital shall, to the exclusion of the pre-emptive rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 32,612.26 through the issuance of not more than 1,630,613 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.02 each, by issuance of shares upon the exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans or regulations issued by the Board of Directors. The details shall be determined by the Board of Directors.

Except as stated above, the provisions on conditional share capital for financing purposes remain unchanged.

Note that the figures/numbers mentioned herein are based on the amount of the share capital registered in the commercial register as of the date of this invitation, i.e. CHF 652,245.34. As the proposal is to increase the amount of the conditional share capital for equity inventive plans such that it will correspond to 5% of the share capital registered in the commercial register on January 17, 2019, the proposed amount of the increase of the conditional share capital for equity incentive plans above remains subject to changes/adjustments to reflect possible changes of the registered share capital due to increases of the Company’s share capital between the date of this invitation and January 17, 2019.

Explanation: Equity incentives are an important component of the Corporation’s remuneration strategy and ensure that the Corporation is able to hire and retain the required talent.

Zug, December 21, 2018

For the Board of Directors

// Thomas Meyer, Chairman and CEO

Invitation to the Extraordinary General Meeting of Shareholders of Auris Medical Holding AG	Page 3 of 7

Organizational Matters

A.	Documentation

The documentation of the General Meeting is available for download in the “Investors” section of our website (www.aurismedical.com).

B.	Invitation and Attendance

Shareholders registered in the share ledger maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, at 4pm EDT on January 4, 2019 are entitled to participate in and vote at the General Meeting. On December 21, 2018, the mailing of the invitation and proxy form will be initiated to all holders of record as at December 17, 2018. Shareholders registered after December 20, 2018 will receive their invitation after January 4, 2019.

If you wish to attend the General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C.	Representation

Shareholders of record, who do not attend the General Meeting in person, may:

a.	grant a proxy to the independent proxy, Sandro Tobler, attorney at law, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, Switzerland, in writing or electronically (see instruction on the proxy form); or

b.	grant a proxy in writing to another shareholder or other third party.

Proxies to the independent proxy must be received by the independent proxy or by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA, no later than 4pm EDT on January 15, 2019. Proxies received after such time will not be considered.

To vote electronically, go to proxyvote.com and follow the instructions. You will need a 16-digit control number that is included on your proxy form. Electronic instructions must be received no later than 4pm EDT on January 16, 2019.

Shareholders that have granted a proxy to the independent proxy may not vote their shares at the General Meeting.

D.	Registration as a shareholder with voting rights / No Trading Restrictions

Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.aurismedical.com). Between 4 pm EDT on January 4, 2019 and 4pm EDT on January 17, 2019 no shareholder will be registered as a shareholder of record in the Company’s share ledger. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the share register in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of Auris Medical shares held by registered shareholders before, during or after the General Meeting.

E.	“Street Name” Holders

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is January 4, 2019. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the General Meeting.

Questions:

Please contact Auris Medical at the address below:

Auris Medical Holding AG

Attn. Investor Relations

Bahnhofstrasse 21

6300 Zug, Switzerland

Phone: +41 41 729 71 94

investors@aurismedical.com

Translation

In case of discrepancies between the English version and the German original of this invitation, the wording of the German original prevails.

Invitation to the Extraordinary General Meeting of Shareholders of Auris Medical Holding AG	Page 4 of 7

Einladung zur Ausserordentlichen Generalversammlung

der Auris Medical Holding AG

Datum:	17. Januar 2019, 9:00 Uhr (Saalöffnung 8:30 Uhr)

Ort:	Reichlin Hess Rechtsanwälte, Hofstrasse 1A, 6300 Zug, Schweiz

Traktanden

Traktandum 1: Statutenänderungen

1.1	Erhöhung des Genehmigten Aktienkapitals

Der Verwaltungsrat beantragt, das genehmigte Aktienkapital von CHF 22’580.26 um bis zu CHF 303’542.40 auf maximal CHF 326‘122.66 zu erhöhen und Art. 3a Abs. 1 der Statuten wie folgt anzupassen:

Artikel 3a Genehmigtes Aktienkapital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 16. Januar 2021 das Aktienkapital im Maximalbetrag von CHF 326‘122.66 durch Ausgabe von höchstens 16‘306‘133 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 zu erhöhen.

Im Übrigen bleiben die Bestimmungen zum genehmigten Aktienkapital unverändert.

Es ist zu beachten, dass die hierin genannten Zahlen auf dem Betrag des im Handelsregister eingetragenen Aktienkapitals zum Zeitpunkt dieser Einladung, d.h. CHF 652’245.34, basieren. Da geplant ist, den Betrag des genehmigten Kapitals in einem Betrag zu erhöhen, so dass er knapp 50% des am 17. Januar 2019 im Handelsregister eingetragenen Aktienkapitals entspricht, bleiben Änderungen des vorgenannten beantragten Erhöhungsbetrags des genehmigten Kapitals vorbehalten, um mögliche Änderungen des eingetragenen Aktienkapitals aufgrund von Erhöhungen des Aktienkapitals der Gesellschaft zwischen dem Datum der heutigen Einladung und dem 17. Januar 2019 zu reflektieren. Erläuterung: Die vorgeschlagene Erhöhung des genehmigten Aktienkapitals ermöglicht es, die finanzielle Flexibilität der Gesellschaft bei der Finanzierung ihrer zukünftigen Entwicklung zu erhöhen. Die Ermächtigung zur Erhöhung des Aktienkapitals gilt für zwei Jahre.

1.2	Erhöhung des Bedingten Aktienkapitals zu Finanzierungszwecken

Der Verwaltungsrat beantragt, das bedingte Aktienkapital für Finanzierungszwecke von CHF 175‘203.50 um bis zu CHF 118’306.90 auf maximal CHF 293‘510.40 zu erhöhen und Artikel 3b Abs. 1 der Statuten wie folgt anzupassen:

Artikel 3b Bedingtes Aktienkapital zu Finanzierungszwecken

Das Aktienkapital wird im Maximalbetrag von CHF 293‘510.40 durch Ausgabe von höchstens 14‘675‘520 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 erhöht durch Ausübung von Options- und Wandelrechten, welche in Verbindung mit Anleihensobligationen, ähnlichen Obligationen, Darlehen oder anderen Finanzmarktinstrumenten oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden, und/oder durch Ausübung von Optionsrechten, welche von der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden („Finanzinstrumente“). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Zum Bezug der neuen Aktien sind die jeweiligen Inhaber von Finanzinstrumenten berechtigt. Die Bedingungen der Finanzinstrumente sind durch den Verwaltungsrat festzulegen.

Im Übrigen bleiben die Bestimmungen zum bedingten Aktienkapital zu Finanzierungszwecken unverändert.

Es ist zu beachten, dass die hierin genannten Zahlen auf dem Betrag des im Handelsregister eingetragenen Aktienkapitals zum Zeitpunkt dieser Einladung, d.h. CHF 652’245.34, basieren. Da geplant ist, den Betrag des bedingten Kapitals zu Finanzierungszwecken in einem Betrag zu erhöhen, so dass er knapp 45% des am 17. Januar 2019 im Handelsregister eingetragenen Aktienkapitals entspricht, bleiben Änderungen des vorgenannten beantragten Erhöhungsbetrags des bedingten Kapitals zu Finanzierungszwecken vorbehalten, um mögliche Änderungen des eingetragenen Aktienkapitals aufgrund von Erhöhungen des Aktienkapitals der Gesellschaft zwischen dem Datum der heutigen Einladung und dem 17. Januar 2019 zu reflektieren.

Erläuterung: Die vorgeschlagene Erhöhung des bedingten Aktienkapitals zu Finanzierungszwecken ermöglicht es, die finanzielle Flexibilität der Gesellschaft bei der Finanzierung ihrer zukünftigen Entwicklung zu erhöhen.

1.3	Erhöhung des Bedingten Aktienkapitals für Beteiligungspläne

Der Verwaltungsrat beantragt, das bedingte Aktienkapital für Beteiligungspläne von CHF 18‘300.00 um bis zu CHF 14‘312.26 auf maximal CHF 32‘612.26 zu erhöhen und Artikel 3b Abs. 1 der Statuten wie folgt anzupassen:

Artikel 3b Bedingtes Aktienkapital für Beteiligungspläne

Das Aktienkapital wird im Maximalbetrag von CHF 32’612.26 durch Ausgabe von höchstens 1‘630‘613 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 erhöht durch Ausübung von Options- und Wandelrechten, welche in Verbindung mit Anleihensobligationen, ähnlichen Obligationen, Darlehen oder anderen Finanzmarktinstrumenten oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden, und/oder durch Ausübung von Optionsrechten, welche von der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden („Finanzinstrumente“). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Zum Bezug der neuen Aktien sind die jeweiligen Inhaber von Finanzinstrumenten berechtigt. Die Bedingungen der Finanzinstrumente sind durch den Verwaltungsrat festzulegen.

Im Übrigen bleiben die Bestimmungen zum bedingten Aktienkapital zu Finanzierungszwecken unverändert.

Es ist zu beachten, dass die hierin genannten Zahlen auf dem Betrag des im Handelsregister eingetragenen Aktienkapitals zum Zeitpunkt dieser Einladung, d.h. CHF 652’245.34, basieren. Da geplant ist, den Betrag des bedingten Kapitals für Beteiligungspläne in einem Betrag zu erhöhen, so dass er 5% des am 17. Januar 2019 im Handelsregister eingetragenen Aktienkapitals entspricht, bleiben Änderungen des vorgenannten beantragten Erhöhungsbetrags des bedingten Kapitals für Beteiligungspläne vorbehalten, um mögliche Änderungen des eingetragenen Aktienkapitals aufgrund von Erhöhungen des Aktienkapitals der Gesellschaft zwischen dem Datum der heutigen Einladung und dem 17. Januar 2019 zu reflektieren.

Erläuterung: Mitarbeiterbeteiligungspläne sind ein wesentlicher Bestandteil der Vergütungsstrategie der Gesellschaft. Sie ermöglichen es der Gesellschaft, attraktive Anreize für Mitarbeitende zu schaffen, die für die Entwicklung des Geschäfts erforderlich sind, und diese Mitarbeitenden zu halten.

Zug, 21. Dezember 2018

Für den Verwaltungsrat

// Thomas Meyer, Präsident und CEO

Einladung zur Ausserordentlichen Generalversammlung der Auris Medical Holding AG	Page 6 of 7

Organisatorische Hinweise

A.	Dokumentation

Die Dokumenation zur Generalversammlung kann unter der Rubrik „Investors“ auf unserer Website (www.aurismedical.com) eingesehen werden.

B.	Einladung und Persönliche Teilnahme

An der Generalversammlung teilnahme- und stimmberechtigt sind die am 4. Januar 2019 um 16 Uhr EDT im Aktienbuch unseres Transfer Agents, American Stock Transfer & Trust Company, LLC, eingetragenen Aktionäre. Der Versand der Einladung und des Vollmachtsformulars beginnt am 21. Dezember 2018 an die am 17. Dezember 2018 im Aktienbuch eingetragenen Aktionäre. Aktionäre, die sich nach dem am 20. Dezember 2018 im Aktienbuch eintragen lassen, erhalten die Einladung nach dem am 4. Januar 2019.

Aktionäre, die persönlich an der Generalversammlung teilnehmen, müssen sich am Eingang mit dem Vollmachtsformular und einem gültigen Personalausweis ausweisen.

C.	Vollmachten

Aktionäre, die nicht persönlich an der Generalversammlung teilnehmen, können:

a.	dem unabhängigen Stimmrechtsvertreter, Herrn RA Sandro Tobler, Schnurrenberger, Tobler, Gnehm & Partner, Alpen-strasse 2, 6300 Zug, Schweiz, schriftlich oder elektronisch (vgl. hierzu die Instruktionen auf dem Vollmachtsformular) eine Vollmacht erteilen; oder

b.	einem anderen Aktionär oder einen Dritten schriftlich eine Vollmacht erteilen.

Vollmachten an den unabhängigen Stimmrechtsvertreter müssen bis zum 15. Januar 2019, 16 Uhr EDT, beim unabhängigen Stimmrechtsvertreter oder bei Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA, eingehen. Später eingehende Vollmachten können nicht berücksichtigt werden.

Um elektronisch abzustimmen, besuchen Sie bitte die Website proxyvote.com und folgen den Anweisungen. Sie benötigen eine sechzehnstellige Kontrollnummer, die sie Ihrem Vollmachtsformular entnehmen können. Elektronische Vollmachten müssen bis zum 16. Januar 2019, 16 Uhr EDT, eingehen.

Aktionäre, die dem unabhängigen Stimmrechtsvertreter schriftlich oder elektronisch eine Vollmacht erteilen, sind an der Generalversammlung nicht stimmberechtigt.

D.	Eintragungen im Aktienbuch / Keine Handelsbeschränkung

Informationen zur Eintragung im Aktienbuch sind in der Investor Relations Abteilung unserer Website (www.aurismedical.com) erhältlich. Zwischen dem 4. Januar 2019, 16 Uhr EDT, und 17. Januar 2019, 16 Uhr EDT, werden keine Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eingetragen. In ihrer Eigenschaft als Transfer Agent nimmt American Stock Transfer & Trust Company, LLC Eintragungen und Löschungen im Aktienbuch auch während der Registersperre vor.

Die Eintragung der Aktionäre zum Zweck der Stimmabgabe hat keinen Einfluss auf den Handel mit Auris Medical Aktien, die von den eingetragenen Aktionären vor, während oder nach der Generalversammlung gehalten werden.

E.	Aktien in “Street Name”

Der Stichtag für Aktien, die treuhänderisch gehalten werden, ist der 4. Januar 2019. Die wirtschaftlich Berechtigten beachten in Bezug auf die Ausübung der Stimmrechte die Weisungen ihrer Bank, Broker oder Treuhänder. Wirtschaftlich Berechtigte, die persönlich an der Generalversammlung teilnehmen wollen, benötigen eine Vollmacht der Organisation, die ihre Aktien hält. Die Vollmacht muss zusammen mit einem gültigen Personalausweis am Eingang zur Generalversammlung vorgewiesen werden.

Wirtschaftlich Berechtigte, die keine Vollmacht von Ihrem Treuhänder erhalten haben, sind nicht berechtigt, die Aktien zu vertreten und an der Generalversammlung teilzunehmen.

Fragen:

Bei Fragen zur Generalversammlung wenden Sie sich bitte an:

Auris Medical Holding AG

zHd Investor Relations

Bahnhofstrasse 21

6300 Zug, Schweiz

Tel. +41 41 729 71 94

investors@aurismedical.com

Einladung zur Ausserordentlichen Generalversammlung der Auris Medical Holding AG	Page 7 of 7